

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Anthony Hayes
Chief Executive Officer
Spherix Incorporated
6430 Rockledge Drive, Suite 503
Bethesda, MD 20877

> **Re:** **Spherix Incorporated**
> **Registration Statement on Form S-3**
> **Filed August 29, 2014**
> **File No. 333-198498**

Dear Mr. Hayes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.  It appears that you relied upon General Instruction I.B.6. for purposes of selling an aggregate of $20,225,000 of the securities registered on Form S-3 declared effective May 16, 2014 (file no. 333-195346). Please tell us how much of the $30,000,000 that you are now registering is currently accessible and provide cover page disclosure in this regard. In addition, tell us:
    - The amount of each takedown in the 12 months prior to and including the first anticipated sale under this Registration Statement; and
    - At each takedown, the amount remaining under General Instruction I.B.6. that could be sold, including how you computed the one-third of the aggregate market value limitation. Your response should include the number of voting and non-voting common equity shares held by non-affiliates and an explanation of how you computed the price of your common equity, including the date(s) of the stock price used.

Incorporation of Documents by Reference, page 32

2.      We note that you do not incorporate by reference the Forms 8-K filed January 7, 2014 and April 2, 2014.  Please revise to incorporate these forms by reference or advise.  Refer to Item 12(a)(2) of Form S-3.

Exhibit 5.1

3.      Limitations on reliance are not appropriate in legal opinions.  In particular, the use of the phrase "other person" in the first paragraph on page 4 is unclear.  Please revise to remove any inappropriate limitations on reliance.  Refer to Section II.A.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc:    <u>Via E-mail</u>
       Theodore J. Ghorra, Esq.
       Nixon Peabody LLP